NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 31, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 17, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Investiudustrial Acquisition Corp. and Ermenegildo Zegna N.V became effective on December 17, 2021. Each Unit, each consisting of one Class A ordinary share and one-third of one redeemable warrant, of Investindustrial Acquisition Corp. was automatically separated into the component securities, and, as a result, will no longer trade as a separate security. Each Class A Ordinary Share was ultimately converted into the right to receive one Ordinary Share of Ermenegildo Zegna N.V and each Redeemable Warrant, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50, will ultimately be converted into the right to receive one Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50, of Ermenegildo Zegna N.V. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 20, 2021.